Exhibit No. 99.1

WORTHINGTON ARMSTRONG VENTURE

Consolidated Financial Statements

December 31, 2011 and 2010

(With Independent Auditors’ Report Thereon)

WORTHINGTON ARMSTRONG VENTURE

Independent Auditors’ Report

The Board of Directors

Worthington Armstrong Venture:

We have audited the accompanying consolidated balance sheets of Worthington Armstrong Venture and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, partners’ deficit and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worthington Armstrong Venture and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 17, 2012

WORTHINGTON ARMSTRONG VENTURE

Consolidated Balance Sheets

December 31, 2011 and 2010

(in thousands)

	2011	2010
Assets
Current assets:
Cash and cash equivalents	$42,545	45,533
Accounts receivable, net	32,629	30,615
Inventory, net	38,834	35,086
Other current assets	1,030	1,265

Total current assets	115,038	112,499
Property, plant, and equipment, net	32,831	33,417
Goodwill	2,030	2,053
Other assets	1,343	235

Total assets	$151,242	148,204

Liabilities and Partners’ Deficit
Current liabilities:
Accounts payable	$16,532	14,529
Accrued expenses	5,952	6,466
Taxes payable	1,310	1,077

Total current liabilities	23,794	22,072

Long-term liabilities:
Deferred income taxes	285	159
Long-term debt	237,000	150,000
Other long-term liabilities	4,701	4,438

Total long-term liabilities	241,986	154,597

Total liabilities	265,780	176,669

Partners’ deficit:
Contributed capital	—	—
Accumulated deficit	(110,835)	(27,060)
Accumulated other comprehensive loss	(3,703)	(1,405)

Total partners’ deficit	(114,538)	(28,465)

Total liabilities and partners’ deficit	$151,242	148,204

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Income

Years ended December 31, 2011, 2010, and 2009

(in thousands)

	2011	2010	2009
Net sales	$367,177	332,165	307,938
Cost of sales	(211,472)	(194,657)	(189,083)

Gross margin	155,705	137,508	118,855
Selling, general, and administrative expenses	(28,157)	(28,108)	(23,441)

	127,548	109,400	95,414

Other income (expense)	(133)	204	254
Interest income	620	33	120
Interest expense	(1,319)	(1,398)	(2,005)

Income before income tax expense	126,716	108,239	93,783
Income tax expense	(2,991)	(2,430)	(1,005)

Net income	$123,725	105,809	92,778

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Partners’ Deficit and Comprehensive Income

Years ended December 31, 2011, 2010, and 2009

(in thousands)

	Contributed capital		Accumulated deficit	Accumulated other comprehensive income (loss)	Total partners’ deficit	Comprehensive income
		The
	Armstrong	Worthington
	Ventures,	Steel
	Inc.	Company
Balance, January 1, 2009	$—	—	(13,117)	(43)	(13,160)	$118,970
Net income	—	—	92,778	—	92,778	92,778
Distributions	—	—	(107,000)	—	(107,000)	—
Change in pension plan	—	—	—	528	528	528
Foreign currency translation adjustments	—	—	—	1,122	1,122	1,122

Balance, December 31, 2009	—	—	(27,339)	1,607	(25,732)	$94,428

Net income	—	—	105,809	—	105,809	$105,809
Distributions	—	—	(105,530)	—	(105,530)	—
Change in pension plan	—	—	—	(560)	(560)	(560)
Foreign currency translation adjustments	—	—	—	(2,452)	(2,452)	(2,452)

Balance, December 31, 2010	—	—	(27,060)	(1,405)	(28,465)	$102,797

Net income	—	—	123,725	—	123,725	$123,725
Distributions	—	—	(207,500)	—	(207,500)	—
Change in pension plan	—	—	—	(919)	(919)	(919)
Foreign currency translation adjustments	—	—	—	(1,379)	(1,379)	(1,379)

Balance, December 31, 2011	$—	—	(110,835)	(3,703)	(114,538)	$121,427

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Cash Flows

Years ended December 31, 2011, 2010, and 2009

(in thousands)

	2011	2010	2009
Cash flows from operating activities:
Net income	$123,725	105,809	92,778
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,057	3,909	3,711
Deferred income taxes	292	61	(414)
Changes in assets and liabilities:
Change in accounts receivable	(2,024)	(3,145)	6,209
Change in inventory	(3,831)	(4,187)	15,276
Change in accounts payable and accrued expenses	2,121	4,553	(2,989)
Other	(1,007)	945	(2,779)

Net cash provided by operating activities	123,333	107,945	111,792

Cash flows from investing activities:
Purchases of property, plant, and equipment	(4,331)	(3,802)	(7,380)
Sale of property, plant, and equipment	161	31	282

Net cash used in investing activities	(4,170)	(3,771)	(7,098)

Cash flows from financing activities:
Proceeds from revolving credit facility	187,000	—	—
Issuance of long-term debt	50,000
Repayment of revolving line of credit	(150,000)	—	—
Financing cost	(1,189)	—	—
Distributions paid	(207,500)	(105,530)	(107,000)

Net cash used in financing activities	(121,689)	(105,530)	(107,000)

Effect of exchange rate changes on cash and cash equivalents	(462)	(1,908)	819

Net decrease in cash and cash equivalents	(2,988)	(3,264)	(1,487)
Cash and cash equivalents at beginning of year	45,533	48,797	50,284

Cash and cash equivalents at end of year	$42,545	45,533	48,797

Supplemental disclosures:
Interest paid	$1,131	1,376	2,391
Income taxes paid	3,094	1,134	3,876

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In thousands)

(1)	Description of Business

Worthington Armstrong Venture (the Company) is a general partnership, formed in June 1992, between Armstrong Ventures, Inc. (Armstrong), a subsidiary of Armstrong World Industries, Inc., and The Worthington Steel Company (Worthington), a Delaware corporation (a subsidiary of Worthington Industries, Inc.). Its business is to manufacture and market suspension systems for commercial and residential ceiling markets throughout the world. The Company has manufacturing plants located in the United States, France, Spain, the United Kingdom, the Peoples Republic of China, and India.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include management estimates and judgments, where appropriate. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the carrying amount of property, plant, and equipment and goodwill, valuation allowances for receivables and inventories, and assets and obligations related to employee benefits.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated.

(b)	Revenue Recognition

The Company recognizes revenue from the sale of products when title transfers, generally on the date of shipment and collection of the relevant receivable is probable. At the time of shipment, a provision is made for estimated applicable discounts and losses that reduce revenue. Sales with independent U.S. distributors of products to major home center retailers are recorded when the products are shipped from the distributor’s locations to these retailers.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income.

(c)	Advertising Costs

The Company recognizes advertising expense as incurred. Advertising expense was $744, $867, and $1,015 for the years ended December 31, 2011, 2010, and 2009, respectively.

(d)	Research and Development Expenditures

The Company recognizes research and development expense as expenditures are incurred. Total research and development expense was $3,276, $3,442, and $3,623 for the years ended December 31, 2011, 2010, and 2009, respectively.

6 (Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In thousands)

(e)	Taxes

The Company is a general partnership in the United States, and accordingly, generally, U.S. federal and state income taxes are the responsibility of the two general partners. Deferred income tax assets and liabilities are recognized for foreign subsidiaries for taxes estimated to be payable in future years based upon differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are determined using enacted rates expected to apply to taxable income in the years the temporary differences are expected to be recovered or settled. The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(f)	Cash and Cash Equivalents

Short-term cash investments that have original maturities of three months or less when purchased are considered to be cash equivalents.

(g)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(h)	Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out method.

(i)	Long-Lived Assets

Property, plant, and equipment are stated at cost, with accumulated depreciation and amortization deducted to arrive at net book value. Depreciation charges are determined generally on the straight-line basis over the useful lives as follows: buildings, 30 years; machinery and equipment, 5 to 15 years; and leasehold improvements over the shorter of 10 years or the life of the lease. Impairment losses are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If an impairment exists, the asset is reduced to fair value.

(j)	Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is tested for impairment at least annually.

7 (Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In thousands)

The impairment tests performed in 2011, 2010, and 2009 did not result in an impairment of the Company’s goodwill.

(k)	Foreign Currency Translation and Transactions

For subsidiaries with functional currencies other than the U.S. dollar, income statement items are translated into dollars at average exchange rates throughout the year and balance sheet items are translated at year-end exchange rates. Gains or losses on foreign currency transactions are recognized in other income, net in the accompanying consolidated statements of income. Gains and losses on foreign currency translation are recognized in accumulated other comprehensive income in the accompanying consolidated balance sheets.

(3)	Accounts Receivable

The Company sells its products to select, preapproved customers whose businesses are directly affected by changes in economic and market conditions. The Company considers these factors and the financial condition of each customer when establishing its allowance for losses from doubtful accounts. The allowance for doubtful accounts was $1,031 and $1,062 at December 31, 2011 and 2010, respectively.

(4)	Inventory

	2011	2010
Finished goods	$16,159	14,602
Goods in process	91	24
Raw materials	19,284	17,341
Supplies	3,300	3,119

Total inventories	$38,834	35,086

(5)	Property, Plant, and Equipment

	2011	2010
Land	$1,809	1,901
Buildings	16,779	17,099
Machinery and equipment	74,856	74,679
Computer software	1,033	978
Construction in process	2,920	1,859

	97,397	96,516
Accumulated depreciation and amortization	(64,566)	(63,099)

Total property, plant, and equipment, net	$32,831	33,417

Depreciation and amortization expense was $4,057, $3,909, and $3,711 in 2011, 2010, and 2009, respectively.

8 (Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In thousands)

(6)	Goodwill

Goodwill increased (decreased) by $(23), $(192), and $15 during 2011, 2010, and 2009, respectively, due to foreign currency translation.

(7)	Fair Value of Financial Instruments

The Company does not hold or issue financial instruments for trading purposes.

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value due to the short-term maturity of these instruments. The carrying value and estimated fair value of debt was $237,000 and $237,000, respectively, at December 31, 2011. The carrying value and estimated fair value of debt was $150,000 and $150,000, respectively, at December 31, 2010.

The fair value of the Company’s debt is based on the amount of future cash flows discounted using rates the Company would currently be able to realize for similar instruments of comparable maturity.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

Assets measured at fair value on a recurring basis are summarized below:

	Quoted active markets
	(Level 1)
	2011	2010
Assets:
Money market investments (included within cash and cash equivalents)	$19,433	24,717

	$19,433	24,717

9 (Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In thousands)

The Company adopted the section within ASC Topic 820 – Fair Value Measurements and Disclosures, that relates to determining the fair value of nonfinancial assets and liabilities as of January 1, 2009. This did not have a material impact on the financial statements.

The Company does not have any significant financial or nonfinancial assets or liabilities that are valued using Level 2 or 3 inputs.

(8)	Debt

Prior to December 20, 2011, the Company’s amended and restated line-of-credit facility (Legacy Facility) provided a revolving line of credit of $150,000 bearing interest from 0.69% to 0.89%. On December 20, 2011, the Company entered into a $225,000 revolving credit facility (Facility) with PNC Bank and other lenders that expires in December 2014. As of December 31, 2011, there was $187,000 outstanding under the Facility. The Company can borrow at rates with a range over LIBOR of 1.25% to 2.00%, depending on the Company’s leverage ratio, as defined by the terms of the Facility. As of December 31, 2011, the rate was 2.05%. The proceeds were used to pay off the outstanding $150,000 balance under the Legacy Facility and to provide additional capital. The Facility is unsecured. At December 31, 2010, there was $150,000 outstanding under the Legacy Facility.

On December 23, 2011, the Company issued $50,000 of 10-year private placement notes (Senior Notes) with Prudential Insurance Company that mature in December 2021. At December 31, 2011 there was $50,000 outstanding on the 10-year notes. The Senior Notes bear interest at 4.9% that is paid on a quarterly basis.

The debt agreements contain certain restrictive financial covenants, including, among others, interest coverage and leverage ratios. The Company was in compliance with its covenants during the years and as of December 31, 2011 and 2010.

(9)	Pension Benefit Programs

The Company contributes to the Worthington Industries Deferred Profit Sharing Plan for eligible U.S. employees. Cost for this plan was $1,053, $868, and $824 for 2011, 2010, and 2009, respectively.

The Company contributes to government-related pension programs in a number of foreign countries. The cost for these plans amounted to $415, $356, and $329 for 2011, 2010, and 2009, respectively.

The Company also has a U.S. defined benefit pension plan for eligible hourly employees that worked in its former manufacturing plant located in Malvern, Pennsylvania. This plan was curtailed in January 2004 due to the consolidation of the Company’s East Coast operations, which eliminated the expected future years of service for participants in the plan.

10 (Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In thousands)

The following table sets forth the defined benefit pension plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2011 and 2010:

	2011	2010
Projected benefit obligation at beginning of year	$9,081	8,436
Interest cost	468	503
Actuarial loss	1,018	774
Benefits paid	(650)	(632)

Projected benefit obligation at end of year	$9,917	9,081

	2011	2010
Benefit obligation at December 31	$9,917	9,081
Fair value of plan assets as of December 31	5,853	5,637

Funded status at end of year	$(4,064)	(3,444)

Amounts recognized in the balance sheets consist of:
Other long-term liabilities	$(4,064)	(3,444)
Accumulated other comprehensive loss	5,324	4,405

Net amount recognized	$1,260	961

Amounts recognized in accumulated other comprehensive loss represent unrecognized net actuarial losses.

The components of net periodic benefit cost (benefit) are as follows:

	2011	2010	2009
Interest cost	$468	503	507
Expected return on plan assets	(399)	(430)	(411)
Recognized net actuarial loss	264	238	247

Net periodic benefit cost	$333	311	343

The accumulated benefit obligation for the U.S. defined benefit plan was $9,917 and $9,081 at December 31, 2011 and 2010, respectively.

The unrecognized net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $200.

11 (Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In thousands)

Weighted average assumptions used to determine benefit obligations for the years ended and as of December 31, 2011 and 2010 are as follows:

	2011	2010
Weighted average assumptions for the year ended December 31:
Discount rate	5.30%	6.10%
Expected long-term rate of return on plan assets	8.00	8.00

Weighted average assumptions as of December 31:
Discount rate	4.40%	5.30%
Expected long-term rate of return on plan assets	8.00	8.00

Pension plan assets are required to be disclosed at fair value in the consolidated financial statements. Fair value is defined in note 7 – Fair Value of Financial Instruments.

The U.S. defined benefit pension plan assets’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level within the fair value hierarchy a summary of the plan’s assets measured at fair value on a recurring basis as of December 31, 2010:

		2011
		Fair value based on
	Fair value	Quoted active markets (Level 1)	Observable inputs (Level 2)
Investment:
Cash and money market funds	$568	568	—
Corporate bonds	720	—	720
U.S. government and agency issues	580	—	580
Common stocks	3,985	3,985	—

	$5,853	4,553	1,300

12 (Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In thousands)

		2010
		Fair value based on
	Fair value	Quoted active markets (Level 1)	Observable inputs (Level 2)
Investment:
Cash and money market funds	$250	250	—
Corporate bonds	700	—	700
U.S. government and agency issues	664	—	664
Common stocks	4,023	4,023	—

	$5,637	4,273	1,364

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Cash: Consists of cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value due to the short-term maturity of these instruments.

Money market funds: The money market investment consists of an institutional investor money market fund, valued at the fund’s net asset value (NAV), which is normally calculated at the close of business daily. The fund’s assets are valued as of this time for the purpose of computing the fund’s NAV.

Corporate bonds and U.S. government and agency issues: Consist of investments in individual corporate bonds or government bonds. These bonds are each individually valued using a yield curve model, based on observable inputs, that may also incorporate available trade and bid/ask spread data where available.

Common stocks: Consist of investments in common stocks that are valued at the closing price reported on the active market on which the individual security is traded.

In developing the 8% expected long-term rate of return assumption, the Company considered its historical returns and reviewed asset class return expectations and long-term inflation assumptions.

The primary investment objective of the defined benefit pension plan is to achieve long-term growth of capital in excess of 8% annually, exclusive of contributions or withdrawals. This objective is to be achieved through a balanced portfolio comprising equities, fixed income, and cash investments.

13 (Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In thousands)

Each asset class utilized by the defined benefit pension plan has a targeted percentage. The following table shows the asset allocation target and the December 31, 2011 and 2010 position:

		Position at December 31
	Target weight	2011	2010
Equity securities	65%	68%	71%
Fixed income securities	35	22	24
Cash and equivalents	—	10	5

The Company made contributions of $632, $333, and $271 to the U.S. defined benefit pension plan in 2011, 2010, and 2009, respectively. The Company expects to contribute $1,096 to the plan in 2012.

The benefits expected to be paid in each of the next four years and in the aggregate for the five years thereafter are shown in the following table:

Expected future payments for the year ending December 31:
2011	$645
2012	640
2013	640
2014	635
2015—2020	3,580

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2011.

(10) Income Taxes

The Company is a general partnership in the United States, and accordingly, generally, U.S. federal and state income taxes are the responsibility of the two general partners. Therefore, no income tax provision has been recorded on U.S. income. There are no significant differences between the statutory income tax rates in foreign countries where the Company operates and the income tax provision recorded in the income statements. No deferred taxes, including withholding taxes, have been provided on the unremitted earnings of foreign subsidiaries as the Company’s intention is to invest these earnings permanently.

Deferred tax balances recorded on the balance sheets relate primarily to depreciation, tax-deductible goodwill, and accrued expenses. In 2011, the provision for income tax expense (benefit) was $2,991 comprising $2,870 current and $121 deferred. In 2010, the provision for income tax expense (benefit) was $2,430 comprising $2,446 current and ($16) deferred. In 2009, the provision for income tax expense (benefit) was $1,005 comprising $1,391 current and ($386) deferred.

The Company is open for tax examination by foreign taxing authorities for various jurisdictions from 2006-2010. We have no reserve related to these tax years.

14 (Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In thousands)

(11)	Leases

The Company rents certain real estate and equipment. Several leases include options for renewal or purchase and contain clauses for payment of real estate taxes and insurance. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rent expense during 2011, 2010, and 2009 amounted to $2,393, $2,458, and $2,418, respectively.

Future minimum payments by year and in the aggregate for operating leases having noncancelable lease terms in excess of one year are as follows:

Year:
2012	$2,670
2013	2,626
2014	1,354
2015	641
2016 thereafter	1,535

Total	$8,826

(12)	Accumulated Other Comprehensive Income

The balances for accumulated other comprehensive income are as follows:

	2011	2010
Foreign currency translation	$1,621	3,000
Change in pension plan	(5,324)	(4,405)

Total accumulated other comprehensive loss	$(3,703)	(1,405)

(13)	Related Parties

Armstrong provides certain selling, promotional, and administrative processing services to the Company for which it receives reimbursement. Armstrong purchases grid products from the Company, which are then resold along with Armstrong inventory to the customer.

	2011	2010	2009
Services provided by Armstrong	$14,998	15,158	14,194
Sales to Armstrong	93,043	78,526	66,782

15 (Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In thousands)

No amounts were owed to Armstrong as of December 31, 2011 or 2010. Armstrong owed the Company $2,043 and $2,000 for purchases of product for the same periods, respectively, which are included in accounts receivable.

Worthington provides certain administrative processing services, steel processing services, and insurance-related coverages to the Company for which it receives reimbursement.

	2011	2010	2009
Administrative services by Worthington	$464	432	435
Insurance-related coverage net of premiums by Worthington	509	585	456
Steel processing services by Worthington	1,626	1,619	1,536

The Company owed $778 and $623 to Worthington as of December 31, 2011 and 2010, respectively, which are included in accounts payable.

(14)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(15)	Subsequent Events

Management has evaluated subsequent events through the date the annual consolidated financial statements were available to be issued, February 17, 2012.